UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: February 2014 (Report Number 4)

ALCOBRA LTD.

(Translation of registrant's name into English)

Amot Investment Building

2 Weizman St. 9th Floor

Tel Aviv 6423902 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___

Attached hereto and incorporated by reference herein is the registrant's press release issued on February 19, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd. (Registrant) By /s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely Chief Executive Officer and President

Date: February 19, 2014

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News Release

U.S. Investor Contact:	Israel Investor Contact:
LifeSci Advisors, LLC	Alcobra Investor Relations
Michael Rice	Debbie Kaye
646-597-6979	+972-72 2204661
mrice@lifesciadvisors.com	debbie@alcobra-pharma.com

ALCOBRA APPOINTS J.P. MORGAN BANKER DR. TOMER BERKOVITZ AS CHIEF FINANCIAL OFFICER

Tel Aviv, Israel – February 19, 2014 – Alcobra Ltd. (NasdaqCM: ADHD), an emerging biopharmaceutical company primarily focused on the development and commercialization of its proprietary drug candidate, Metadoxine Extended Release (MDX; MG01CI), to treat cognitive dysfunction, announced today that it has appointed Dr. Tomer Berkovitz as Chief Financial Officer, effective May 1, 2014. Dr. Berkovitz will report to Dr. Yaron Daniely, President and Chief Executive Officer, and will be responsible for all Corporate Finance and Accounting activities for Alcobra.

"We are delighted to have Tomer join the Alcobra team,” said Dr. Yaron Daniely, President and Chief Executive Officer of Alcobra Ltd. “He is an accomplished leader and financial expert with an established record advising senior management teams and boards of directors on corporate finance policy, complex transactions and investor communications. Tomer’s experience in banking and corporate finance, and in particular his work advising healthcare companies on major transactions, will be invaluable as we continue to advance our lead drug candidate MDX in the clinic and prepare for commercialization.”

“I am very happy to be joining the company at this exciting time, as I believe Alcobra is on a trajectory to become one of the leaders in the treatment of CNS disorders” said Dr. Tomer Berkovitz, Alcobra’s newly appointed Chief Financial Officer. “I look forward to helping Alcobra maximize growth opportunities and deliver value to its shareholders.”

Alcobra also announced that effective May 1, 2014, Mr. Udi Gilboa will step down as Acting Chief Financial Officer to pursue other interests. Mr. Gilboa will continue to serve as a director of Alcobra. “We are grateful for Udi’s many years of service and for his unique contribution to the resilience and success of Alcobra since its inception. He will remain an important and valuable member of our Board of Directors. We wish him well in his new endeavors,” said Dr. Daniely.

Tomer Berkovitz joins Alcobra after six years at J.P. Morgan, most recently as an Executive Director in its Corporate Finance Advisory group, where he played a leading role in numerous capital markets and M&A transactions. In this capacity, he advised senior management and boards of directors of J.P. Morgan’s key clients, including S&P 500 healthcare firms. Prior to joining J.P. Morgan, Dr. Berkovitz worked in Citigroup’s Financial Strategy Group. He has also served as an Economist in the Financial Advisory Unit to the Chief of Staff of the Israel Defense Forces.

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Dr. Berkovitz holds a Ph.D. in Finance and Economics with Distinction from Columbia Business School. He also holds an M.Sc. in Finance and Accounting (magna cum laude) and a B.A. in Economics and Management (magna cum laude), both from Tel-Aviv University.

About Alcobra Ltd.

Alcobra Ltd. is an emerging biopharmaceutical company primarily focused on the development and commercialization of a proprietary drug candidate, MDX, to treat cognitive dysfunctions including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome. MDX has completed Phase II studies to treat Attention Deficit Hyperactivity Disorder. The company was founded in 2008 and is headquartered in Tel Aviv, Israel. For more information please visit the Company’s website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements that imply that we will be able to successfully complete our clinical trials plan and commercialize our drug candidate, MDX. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials would not suggest different conclusions or that historic results referred to in this press release would be interpreted differently in light of additional research and clinical and preclinical trials results. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alcobra Ltd.’s registration statement on Form F-1/A filed with the Securities and Exchange Commission (“SEC”) on October 22, 2013, and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

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